Exhibit 99.1

The Chairman and Chief Executive Officer	Paris, November 22, 2004

Notice to Holders of American Depositary Receipts:

Extraordinary General Meeting of December 23*, 2004

Dear Sir/Madam

The extraordinary general meeting of the shareholders of sanofi-aventis, at which the merger of Aventis with and into sanofi-aventis will be submitted for shareholders’ approval, will be held on:

Thursday December 23*, 2004

at 10 a.m. Paris time

at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France

Attached is the following information to help you decide how to vote on the resolutions submitted to the shareholders:

-	the agenda,
-	the proposed resolutions.

You are asked to vote on eight resolutions which the company’s Board of Directors recommends that you approve.

To instruct the Bank of New York to vote the sanofi-aventis ordinary shares represented by your ADRs, please complete and sign the attached voting instruction card and return it to the Bank of New York at the address indicated on the card.

To find out more about our company, visit our website www.sanofi-aventis.com.

Jean-François Dehecq

Chairman and Chief Executive Officer

*As required by French law, the Meeting is being initially convened for Monday, December 13, 2004 at 1 p.m. Paris time, at the company’s registered office. It is very probable that there will not be a quorum at this initial meeting and that, therefore, the meeting will not be able to deliberate validly on that date. Consequently, it is intended that the Meeting will be reconvened for Thursday, December 23, 2004.

Note that, if you also hold our shares directly (and not as ADRs), you cannot vote by instructing the Bank of New York, but instead you must contact:

BNP PARIBAS Securities Services

GIS Emetteurs - Service Assemblées

Immeuble Tolbiac

75450 Paris cedex 09, France

Telephone: +33 800 877 432

You also need to contact BNP PARIBAS Securities Services if you want to attend the extraordinary general meeting.

Extraordinary General Meeting

of December 23*, 2004

AGENDA

•	Report of the board of directors

•	Reports of the merger auditors

•	Special reports of the statutory auditors

•	Review and approval of the merger of Aventis with and into sanofi-aventis – approval of the merger consideration and the related increase in share capital, subject to the satisfaction of the conditions precedent to the merger

•	Allocation of the merger premium – write-off of the loss on cancelled shares subject to the satisfaction of the conditions precedent to the merger

•	Assumption by sanofi-aventis of the obligations of Aventis under the Aventis BSAs and waiver, to the extent necessary, of the preferential subscription rights to the shares that will be issued to the beneficiaries of those BSAs

•	Assumption by sanofi-aventis of the obligations of Aventis under the Aventis subscription stock options and waiver of the preferential subscription rights to the shares that will be issued for the benefit of the option holders

•	Notice of the effective time of the merger on December 31, 2004, and of the related increase in share capital

•	Amendment of article 6 of the bylaws (statuts), as of December 31, 2004

•	Delegation to be given to the board of directors in order to proceed with the increase in share capital through the issuance of new shares reserved to employees who are participants in a company or group employee savings plan, with the suppression of any preferential subscription rights in favour of these plan participants

•	Delegation of Powers

* As required by French law, the Meeting is being initially convened for Monday, December 13, 2004 at 1 p.m. Paris time, at the company’s registered office. It is very probable that there will not be a quorum at this initial meeting and that, therefore, the meeting will not be able to deliberate validly on that date. Consequently, it is intended that the Meeting will be reconvened for Thursday, December 23, 2004.

(This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.)

PROPOSED RESOLUTIONS

FIRST RESOLUTION

(Review and approval of the merger of Aventis with and into sanofi-aventis – approval of the merger consideration and of the related increase in share capital, subject to the satisfaction of the conditions precedent to the merger)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered:

•	The report of the board of directors and its annex (document E filed with the French Financial Authority (Autorité des marchés financiers));

•	The report on the terms of the merger and the report on the value of the contributions in kind and on the number of sanofi-aventis shares for which the equity warrants (bons de souscription d’actions) issued by Aventis will be entitled to be exercised, prepared by Messrs Dominique Ledouble and René Ricol, merger auditors appointed by order of the President of the Paris Commercial Court (Président du Tribunal de Commerce de Paris) on September 7, 2004;

•	The plan and agreement of merger of Aventis with and into sanofi-aventis, provided by a private instrument, dated October 14, 2004;

•	The interim financial statements of sanofi-aventis and Aventis, as of August 31, 2004;

•	The approval of this plan and agreement of merger by the general meeting of Aventis shareholders;

1	Approves all the provisions of the plan and agreement of merger of Aventis with and into sanofi-aventis pursuant to which Aventis contributes by merger all the assets and liabilities comprising its estate (patrimoine) to sanofi-aventis, subject to the conditions precedent set forth at Article 14 of the merger agreement, and, in particular, approves:

•	the valuation of the assets contributed amounting to €41,208,544,876, and of the liabilities assumed amounting to €14,099,319,197, representing a net asset value contributed of €27,109,225,679, based on the financial statements of Aventis as of December 31, 2003. These elements take into account the transactions affecting the stockholders’ equity of Aventis effected during the interim period;

•	the merger consideration for this contribution according to an exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares;

•	the setting of the effective time of the merger, for legal purposes, at December 31, 2004, subject to the conditions precedent set forth at Article 14 of the merger agreement, with retroactive effect for tax and accounting purposes as of January 1, 2004, so that the results of all transactions affecting the assets or liabilities of Aventis effected by Aventis between January 1, 2004 and the effective time of the merger, which is December 31, 2004, will be deemed to be for the benefit or liability of sanofi-aventis and will be deemed to have been accomplished by sanofi-aventis since January 1, 2004; and

•	assumption by sanofi-aventis of the obligations of Aventis related to the debt securities issued by Aventis.

2

Takes notice that, in accordance with article L.236-3 of the French Commercial Code (Code de commerce), there shall be no exchange of the Aventis shares held by sanofi-aventis, and as a result decides, subject to the satisfaction of the conditions precedent set forth at article 14 of the merger agreement, to increase its share capital in consideration of the merger contribution contemplated above by an amount of €38,245,770 through the creation of 19,122,885 new shares, nominal value 2 euros per share, to be allocated to Aventis shareholders at the rate of 27 sanofi-aventis shares for 23 Aventis shares, at the effective time of the merger (which is December 31, 2004) thereby increasing its share capital from €2,784,562,864 to €2,822,808,634. These new shares created by sanofi-aventis, fully paid, will be identical to and fungible with the other shares comprising the share capital and, in particular, will be entitled to all distributions of dividends, of interim dividends or of reserves, declared after their issuance (therefore, the new shares will not have dividend rights to the dividend paid by sanofi-aventis in 2004 in respect of its 2003 results). An application will be made to list the new shares issued by sanofi-aventis on Euronext Paris and on the New York Stock Exchange in the form of American depositary shares. Aventis shareholders who do not hold enough shares to exercise all of their rights will have the individual responsibility of purchasing or selling the necessary number of shares to exercise those rights. Subject to the effectiveness of the merger, sanofi-aventis undertakes until March 31, 2005, to pay the brokerage fees and value-added tax, incurred by shareholders of Aventis up to 0.3% of the price of each share bought or sold and related to the purchase or sale of up to a maximum of 22 Aventis shares per holder;

3	Takes notice, under the same conditions, that the difference between:

The net asset value of the merger contribution of Aventis, amounting to	€27,109,225,679

Less: that part of the net asset value of the merger contribution of Aventis that corresponds to the Aventis shares held by sanofi-aventis, amounting to	€26,562,418,574

Less: the amount of the increase in the share capital of sanofi-aventis, amounting to	€38,245,770

Equals the expected amount of the merger premium of	€508,561,335

which will be credited to a “Merger premium” account in which the existing and the new shareholders of sanofi-aventis will have rights;

4	Resolves that, subject to the same conditions, because of the retroactivity of the merger, the aggregate amount of dividends received by Aventis, in respect of the sanofi-aventis shares that Aventis holds, which was €27,894,216, will be allocated to the “merger premium” account. The total aggregate amount written to the “merger premium” account therefore amounts to €536,455,551.

5	Takes notice, subject to the same conditions, that the difference between:

That part of the net asset value of the merger contribution of Aventis that corresponds to the Aventis shares held by sanofi-aventis, in amount of	€26,562,418,574

Less: the net book value of the Aventis shares held by sanofi-aventis, amounting to	€(51,840,140,695)

Equals the loss on cancelled shares, amounting to	€25,277,722,121

SECOND RESOLUTION

(Allocation of the merger premium – write-off of the loss on cancelled shares, subject to the satisfaction of the conditions precedent to the merger)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered:

•	The report from the board of directors and its annex (document E filed with the French Financial Authority (Autorité des marchés financiers));

•	The plan and agreement of merger of Aventis with and into sanofi-aventis, provided by a private instrument, dated October 14, 2004;

1	Resolves, subject to the satisfaction of the conditions precedent set forth at article 14 of the merger agreement, to authorize the board of directors to make any debit against the merger premium for the purposes of (i) reestablishing, on the liabilities side of the balance sheet, the statutory provisions and reserves that existed on the balance sheet of Aventis, in particular the special reserve for long-term capital gain by an amount of €319,518,918, as well as all other reserves or provisions, the reestablishment of which is considered necessary; such reestablishment, if any, may be completed by utilizing all other premiums and reserves; (ii) charging all or part of the fees, costs and expenses resulting from the merger; and (iii) reestablishing the legal reserve up to the level of 10% of the share capital, after the merger, the remainder being credited to the merger premium account.

2	Resolves, under the same conditions, to charge the loss on cancelled shares (mali de fusion), without economic impact, against additional paid-in capital (prime d’emission) created in respect of the increase in share capital resulting from sanofi-aventis’s combined cash tender/exchange offer for Aventis (including the German offer and the U.S. offer made on substantially the same terms and conditions and the subsequent offering periods in these offers), which offer is described in the prospectus (note d’information) which was approved by the Autorité des marchés financiers under visa n°04-384 on May 7, 2004. The additional paid-in capital (prime d’emission) will therefore be reduced to €9,863,155,240.

THIRD RESOLUTION

(Assumption by sanofi-aventis of the obligations of Aventis under the Aventis BSAs and waiver, to the extent necessary, of the preferential subscription rights to the shares that will be issued to the beneficiaries of those BSAs)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered:

•	The report of the board of directors;

•	The special report of the statutory auditors on the waiver of the preferential subscription rights to the shares to be issued because of the assumption by sanofi-aventis of the obligations of Aventis relating to the Aventis BSAs;

•	The report on the terms of the merger, the report on the value of the contributions in kind and on the number of sanofi-aventis shares for which the Aventis BSAs will be entitled to be exercised, prepared by Messrs Dominique Ledouble and René Ricol, merger auditors;

•	The plan and agreement of merger for the merger of Aventis with and into sanofi-aventis, pursuant to which, as a result of the merger, sanofi-aventis will assume the obligations of Aventis in respect of the holders of the 257,248 Aventis BSAs, having the terms and conditions set forth in said merger agreement;

1	Approves the automatic assumption by sanofi-aventis, pursuant to article L.228-101 of the French Commercial code (Code de commerce), of the obligations of Aventis under the BSAs issued by Aventis;

2	Takes notice that, from and after the effective time of the merger, the Aventis BSAs shall be exercisable for sanofi-aventis shares, and to take into account the exchange ratio applicable to shareholders, the number of sanofi-aventis shares for which these BSAs shall be exercisable shall be equal to the number of Aventis shares for which those BSAs were exercisable after application of the merger exchange ratio of 27/23;

3	Takes notice that the approval of the merger involves the automatic waiver by shareholders of their preferential subscription rights under article L.228-91 of the French Commercial code (Code de commerce) in favour of the holders of the BSAs;

4	Resolves to waive, to the extent necessary, in favour of the holders of these BSAs, the preferential subscription rights in respect of the shares to be issued by sanofi-aventis through an increase in share capital, from time to time, on the exercise of these BSAs. The maximum number of shares that can be issued on exercise of these BSAs amounts to 301,984, subject to any subsequent financial adjustments;

5	Gives all necessary powers to the board of directors, with the power of sub-delegation to the Chairman & Chief Executive Officer, to establish the number of shares issued on exercise of the BSAs, and the corresponding amount of the increase in share capital, to do, or cause to be done, all actions and formalities required to give effect to the increase(s) in share capital that may be effected as a result of this Resolution, to amend the bylaws (statuts) as necessary and more generally to take all necessary actions and to accomplish all useful formalities.

FOURTH RESOLUTION

(Assumption by sanofi-aventis of the obligations of Aventis under Aventis subscription stock options and waiver of the preferential subscription rights to the shares that will be issued for the benefit of the option holders)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered:

•	The report of the board of directors;

•	The special report of the auditors and the reports of the merger auditors on the merger contributions and the value of the contributions in kind;

•	The plan and agreement of merger of Aventis with and into sanofi-aventis, pursuant to which, as a result of the merger, sanofi-aventis will assume the obligations of Aventis in respect of the holders of the 48,080,289 subscription stock options of Aventis, having the terms and conditions set forth in the merger agreement;

1

Approves the substitution of sanofi-aventis, as a result of the merger of Aventis with and into sanofi-aventis, in all the obligations of Aventis with respect to the holders of 48,080,289 subscription stock options of Aventis, such that, after the effective time of the merger, the holders of subscription stock options of

Aventis who exercise their options will be allotted sanofi-aventis shares, after adjusting the number and exercise price of the shares subject to option to give effect to the merger exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares, as follows:

•	the number of sanofi-aventis shares that each holder of options shall have the right to subscribe under any given subscription option plan shall equal that number of Aventis shares that could formerly have been subscribed under such plan multiplied by the merger exchange ratio of 27/23 applicable to shareholders, rounded down to the nearest whole number;

•	the exercise price per sanofi-aventis share shall be equal to the exercise price per Aventis share divided by the merger exchange ratio of 27/23 applicable to shareholders, rounded down to the nearest whole euro centime;

with all other terms of exercise remaining unaltered.

2	Waives, in favour of the holders of these options, the preferential subscription rights to the shares that will be issued by sanofi-aventis through an increase in share capital, from time to time, in respect of the exercise of those stock options; and

3	Gives all necessary powers to the board of directors, with the power of sub-delegation to the Chairman and Chief Executive Officer, to establish the number of shares to be issued on exercise of the options and the corresponding amount of the increase in share capital, to do, or cause to be done, all actions and formalities required to give effect to the increase(s) in share capital that may be effected as a result of this Resolution, to amend the bylaws (statuts) as necessary and, in general, to take all required actions and to accomplish all appropriate formalities and to do anything necessary as a result of the adoption of this Resolution and as a result of the option plans assumed by sanofi-aventis, and, in particular, to exercise all power formerly delegated in these matters to the management board of Aventis.

The board of directors will keep the ordinary general meeting informed every year of the operations performed under the present resolution.

FIFTH RESOLUTION

(Notice of the effective time of the merger on December 31, 2004, and of the related increase in share capital)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered the report of the board of directors, and as a consequence of the approval of the four previous resolutions, takes note that:

1	The conditions precedent set forth at article 14 of the merger agreement, and, in particular, the approval of the plan and agreement of merger by the extraordinary general meeting of the Aventis shareholders, have been satisfied;

2	The effective time of the merger for legal purposes will be on December 31, 2004;

3	The 19,122,885 new shares, nominal value €2 per share, fully paid, created by sanofi-aventis in consideration of the merger, will be allocated to Aventis shareholders on December 31, 2004, according to the merger exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares, in accordance with article L.236-3 of the French Commercial code (Code de commerce) and will be fully tradable from and after the effective time of the increase in the share capital of sanofi-aventis in consideration of the merger, which will be December 31, 2004, in accordance with article L.228-10 of the French Commercial code (Code de commerce);

4	Aventis will be automatically dissolved without liquidation at the effective time of the merger, which will be on December 31, 2004.

SIXTH RESOLUTION

(Amendment of article 6 of the bylaws (statuts), as of December 31, 2004)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, decides, as a consequence of the vote adopting the previous resolutions, to amend article 6 of the bylaws (relating to share capital), effective as of December 31, 2004, as follows:

« Article 6 – Share Capital

The share capital is 2,822,808,634 euros (two billion, eight hundred and twenty-two million, eight hundred and eight thousand, six hundred and thirty four euros).

It is divided into 1,411,404,317 shares, nominal value €2 per share, all of the same class and fully paid. »

SEVENTH RESOLUTION

(Delegation to be given to the board of directors in order to proceed with the increase in share capital through the issuance of new shares reserved to employees who are participants in a group or company employee savings plan, with the suppression of any preferential subscription rights in favour of these plan participants)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, having considered the report of the board of directors, and the special report of the merger auditors:

1	Delegates to the board of directors the necessary powers to increase the share capital, on one or more occasions, up to a limit of a total number of shares representing 2% of the share capital as of the date of the board’s decision, by issuing shares or other securities giving access to the company’s capital reserved for employees, early retirees or retirees of the company and of those French or foreign companies that are related to the company as provided in the applicable regulations, where such employees, early retirees or retirees are members of a company or group employee savings plan;

2	Resolves that the validity of this Delegation will expire on August 23, 2006;

3	Resolves that the issue price of the new shares may not exceed the average of the opening prices of sanofi-aventis shares on the Premier marché of the Paris Bourse during the twenty consecutive trading days preceding the date on which the decision is taken to set the opening date for subscriptions, and may not be more than 20% below such average for members of an employee savings plan or more than 30% below such average where the restricted period stipulated by the plan pursuant to article L.443-6 of the Labor Code (Code de travail) is greater than or equal to ten years;

4	Authorizes the board of directors to make use of the eighth and tenth resolutions of the combined ordinary and extraordinary general meeting of shareholders, dated June 23, 2004, to allot bonus shares or other securities giving access to the capital to the company’s employees, early retirees or retirees over and above shares to be subscribed for in cash; in such cases, the total benefit arising from such allotment and from the difference between the subscription price and the average of the aforementioned quoted prices may not exceed the benefit that would have accrued to the members of the employee savings plan if such difference had been 20% for an employee savings plan or 30% where the restricted period stipulated by the plan pursuant to article L.443-6 of the Labor Code (Code de travail) is greater than or equal to ten years;

5	Resolves to waive in favor of the aforementioned beneficiaries the preferential subscription rights of shareholders in respect of the securities covered by this Authorization and to waive any rights to bonus shares or other securities issued pursuant to this Resolution;

6	Resolves that the board of directors will have full powers to implement this Delegation, with authority to sub-delegate subject to applicable law, within the limits and subject to the conditions set forth above, in order, in particular, to:

•	establish a list of companies whose employees, early retirees or retirees may subscribe to the shares issued;

•	decide that subscriptions may be made directly or via collective investment vehicles;

•	determine the conditions, in particular regarding length of service, that must be met by the beneficiaries of this increase in share capital;

•	determine the terms on which retirees and early retirees participating in a company or group employee savings plan may or may not subscribe to the capital increase;

•	set the opening and closing dates for subscriptions;

•	set the amounts of the share issuances that will be effected pursuant to this authorization and the terms and conditions of the securities to be issued, and, in particular, to decide the issue price, date and period, and terms and conditions for the subscription, payment, delivery and dividend rights (which may be retrospective) of the securities, subject to applicable legal or regulatory limits;

•

in the event of bonus issues of shares or other securities giving access to the capital, set the quantity of shares or securities to be issued and the quantity to be allotted to each beneficiary, and deciding upon the dates, periods, and terms and conditions of allotment of said shares or securities subject to the legal or regulatory limits in force, and in particular to elect either (i) to substitute the allotment of such shares or securities, in whole or in part, for the maximum discounts stipulated above in respect of the determination of the issue price, or (ii) to offset the equivalent value of such shares or securities against the total amount of the participant’s contribution (abondement), or (iii) to combine these two possibilities;

•	duly record the completion of the capital increases to reflect the amount of shares subscribed or decide to raise the amount of said capital increases such that all the applications to subscribe that are received may be fulfilled, and to amend the bylaws accordingly;

•	where appropriate, to change the cost of the increase in share capital against the premium arising thereon, and to transfer from this premium the sums necessary to increase the legal reserve to one-tenth of the new share capital after each increase in share capital;

•	adjust the terms of the composite securities covered by this Delegation in order to take account of the impact of transactions having an effect on the capital of the company, in particular in the event of a change in the nominal value of the shares, increase in share capital by incorporation of reserves, bonus issue of shares, stock split or reverse stock split, distribution of reserves or of any other assets, redemption of capital or any other transaction affecting shareholders’ equity;

•	set the terms on which the rights of holders of securities giving future access to the capital are to be preserved;

•	generally, to enter into all agreements, in particular to effect the successful conclusion of the proposed issues, and taking all measures and accomplishing all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this Delegation and for the exercise of the rights attaching to them;

7	Resolves that this Authorization voids with effect from this day any unused portion of any previous delegation to the board of directors of authority to increase the company’s share capital by the issuance of shares reserved for participants in employee savings plans, with suppression of the preferential subscription rights in favour of such persons, and that this Authorization cancels and replaces, as to any unused portion, the one given by the eleventh resolution of the general meeting of shareholders dated June 23, 2004.

EIGHTH RESOLUTION

(Powers)

The general meeting, voting under the quorum and majority conditions for extraordinary general meetings, confers full power on the bearer of an original, a copy, or an excerpt of the minutes of this general meeting of shareholders to carry out all legal or administrative formalities (including filling any document with the competent courts) and to make all filings and announcements provided by applicable law.